Filed pursuant to Rule 424(b)(3)
                                                              File No. 333-98521

                              PROSPECTUS SUPPLEMENT
                     (TO PROSPECTUS DATED JANUARY 14, 2003)

                                6,504,493 SHARES

                                V-ONE CORPORATION

                                  COMMON STOCK

      This prospectus supplement amends and supplements certain information contained in the prospectus, dated January 14, 2003. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus. The information contained in this prospectus supplement supersedes any contrary statements contained in the prospectus.

      This supplement relates to the sale from time to time by the selling shareholders of up to 6,504,493 shares of our common stock issuable upon conversion of V-ONE Corporation's ("V-ONE") 8% secured convertible notes and the exercise of V-ONE's detachable warrants.

     INVESTMENT IN V-ONE'S SECURITIES INVOLVES SIGNIFICANT RISKS. SEE "RISK
                FACTORS" BEGINNING ON PAGE 2 OF THE PROSPECTUS.


                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT

Recent Developments..........................................................S-2
General......................................................................S-3

                                   PROSPECTUS

V-ONE Corporation..............................................................2
Risk Factors...................................................................2
Where You Can Find More Information............................................6
Documents Delivered with this Prospectus.......................................6
Incorporation of Certain Documents by Reference................................7
Selling Stockholders...........................................................7
Use of Proceeds................................................................9
Plan of Distribution..........................................................10
Description of Securities.....................................................11
Legal Matters.................................................................15
Experts.......................................................................15

                               RECENT DEVELOPMENTS

      As of March 27, 2003, V-ONE had cash and cash equivalents equal to approximately $121,000. Since January 1, 2003, V-ONE's cash, cash equivalents and cash generated from ongoing operations were approaching cash flow required to sustain operations during the first quarter of 2003. V-ONE's operating activities currently use cash at an average of $350,000 per month.

      A significant portion of V-ONE's engineering resources is assigned to meet the needs of the Company's existing federal, state and local law enforcement programs including the RISS/LEO information sharing initiatives. Revenue anticipated in the fourth quarter of 2002 and the first quarter of 2003, from the Company's government programs, has been delayed because of protracted congressional budget approvals; however, in February 2003, V-ONE received an order for V-ONE products from the RISS program. Orders anticipated in support of the FBI LEO program have not yet been received.

      V-ONE continues to streamline its operations and reduce costs as it implements its turnaround strategy. In January 2003, V-ONE downsized its full time staff by 20%, significantly reducing its payroll and payroll related costs, while maintaining the ability to deliver product and meet the maintenance and installation requirements for its government and commercial customers. In April 2003, V-ONE completed and delivered its new product release SmartGate 4.4 upgrading the Company's product to include the AES algorithm approved by NIST and required for continued sales to its government clients after June 2003.

      There can be no assurance that future cash flow from operations will be sufficient to meet the Company's anticipated immediate cash needs absent successful implementation of one or more financial or strategic alternatives currently under consideration by V-ONE or receipt of purchase orders of sufficient value under active programs for federal, state and local governments. Certain of these programs remain delayed as the federal government continues to define the nature and scope of its Department of Justice and Homeland Security initiatives.

      V-ONE has been attempting to raise capital but has been unable to complete a capital transaction at this time. In connection with its efforts to raise capital, V-ONE agreed to adjust the exercise price of warrants to purchase 1,188,000 shares of V-ONE Common Stock, which warrants were issued in connection with the 8% secured convertible note offering, from an exercise price of $0.50 per share to $0.15 per share.

      As a result of its cash position, V-ONE has delayed payments that are currently due and payable to creditors. V-ONE is in the process of restructuring its obligations to its creditors and during February 2003 successfully terminated the lease for office space and entered into a new lease with the same landlord to significantly reduce its monthly lease obligation. In addition to continuing to pursue capital investment, the Company is seeking investment-banking assistance to explore other alternatives to preserve V-ONE's operations and maximize shareholder value including strategic partnering relationships, a business combination with a strategically placed partner, or a sale of V-ONE.

      Even if one or more of the contingencies that V-ONE is pursuing occurs, there can be no assurance that V-ONE will be successful in generating sufficient cash flow to meet its continuing requirements. V-ONE cannot provide assurance that its efforts to reduce costs, restructure its obligations, secure additional purchase orders from active government programs or complete any of the financial or strategic alternatives currently under consideration will be sufficient for V-ONE to continue as a going concern.


                                     GENERAL

      You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. V-ONE has not authorized anyone else to provide you with different information. V-ONE is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.

      NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


             The date of this prospectus supplement is April 4, 2003

                                      S-3